UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

PulteGroup, Inc.

(Name of Issuer)

Common Stock, Par Value Per Share $0.01

(Title of Class of Securities)

745867101

(CUSIP Number)

William J. Pulte 8111 Bay Colony Drive, #2001 Naples, Florida 34108 (248) 647 – 2750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 745867101

1.	Names of Reporting Persons. William J. Pulte
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 36,717,811
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,517,821
	10.	Shared Dispositive Power 22,199,990
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,717,811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 745867101

Item 1. Security and Issuer

The title of the class of equity securities to which this statement relates is Common Shares, par value per share $0.01 (“Common Shares”), of PulteGroup, Inc., a Michigan corporation (“PHM”). The address of PHM’s principal executive offices is 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, Michigan 48304.

Item 2. Identity and Background

This statement is being filed by William J. Pulte, who is referred to in this Schedule as the “Reporting Person.” The Reporting Person’s present principal occupation or employment is Consultant and Chairman Emeritus of PHM. The Reporting Person’s business address is 8111 Bay Colony Drive #2001, Naples, Florida 34108.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

The purpose of this filing is to report the execution of trades on April 23, 24, 25, 26 and 27, 2012 relating to a prepaid variable forward sale contract that was entered into by the Reporting Person on February 9, 2009, and amended on April 22, 2010, with an unaffiliated third party buyer (the “2009 Forward Contract”).

The 2009 Forward Contract obligated the Reporting Person to deliver to the buyer up to 4,750,000 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on the market price of a Common Share at that time) ratably over a five-day period consisting of April 23, 24, 25, 26 and 27, 2012 (each, a “Maturity Date”). In exchange for assuming this obligation, the Reporting Person received a cash payment of $42,337,803.30. The Reporting Person pledged 4,750,000 Common Shares to secure his obligations under the 2009 Forward Contract, and retained voting and certain dividend rights in the pledged shares during the term of the pledge. The number of Common Shares to be delivered to the buyer following the maturity of the 2009 Forward Contact was to be determined on each Maturity Date, as follows: (a) if the closing price of a Common Share on such Maturity Date (the “Settlement Price”) was less than or equal to $11.1047, the Reporting Person would deliver to the buyer 950,000 Common Shares (i.e., the ratable portion of 4,750,000 Common Shares to be delivered with

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CUSIP No. 745867101

respect to each Maturity Date); (b) if the Settlement Price was between $11.1047 and $17.4991, the Reporting Person would deliver to the buyer a number of Common Shares equal to 950,000 multiplied by a fraction, the numerator of which is $11.1047 and the denominator of which is the Settlement Price; and (c) if the Settlement Price was equal to or greater than $17.4991, the Reporting Person would deliver to the buyer the number of Common Shares equal to 950,000 multiplied by a fraction, the numerator of which is $11.1047 plus the excess of the Settlement Price over $17.4991, and the denominator of which is the Settlement Price. The Settlement Prices for April 23, 24, 25, 26 and 27, 2012, were $8.22, $8.60, $8.70, $9.58 and $10.07, respectively. Accordingly, the Reporting Person delivered 950,000 Common Shares to the buyer on the third business day following each of the Maturity Dates.

The Reporting Person may, from time to time, acquire additional Common Shares for investment purposes if market conditions are favorable. The Reporting Person may also dispose of some or all of the Common Shares that he beneficially owns, periodically, by public or private sale, gift, pledge or otherwise, including, without limitation, sales of Common Shares by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, through additional prepaid variable forward sale contracts, or otherwise. The Reporting Person reserves the right not to acquire Common Shares or not to dispose of all or part of such Common Shares if he determines such acquisition or disposal is not in his best interests at that time.

Other than the August 10, 2011 Forward Contract, the August 19, 2011 Forward Contract and the December 2011 Forward Contract (as defined in notes 3, 4 and 5 to Item 5 below, respectively), the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of PHM, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PHM or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of PHM or any of its subsidiaries, (d) any change in the present board of directors or management of PHM, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in PHM’s present capitalization or dividend policy, (f) any other material change in PHM’s business or corporate structure, (g) any changes in PHM’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of PHM by any person, (h) causing a class of securities of PHM to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of PHM’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

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CUSIP No. 745867101

Item 5. Interest in Securities of the Issuer

(a) The number and percentage of shares of Common Shares beneficially owned by the Reporting Person are as follows:

Number (1)(2)(3)(4)(5)(6)	Percent (7)
36,717,811	9.6%

(1)	Includes (i) 36,602,384 Common Shares that are owned by trusts of which the Reporting Person is the sole trustee, and (ii) 115,427 Common Shares held on behalf of the Reporting Person in the PulteGroup, Inc. 401(k) Plan as of April 25, 2012.

(2)	5,000,000 Common Shares owned by the Reporting Person are pledged as security for loans or guarantees of the Reporting Person.

(3)	7,000,000 Common Shares owned by the Reporting Person are subject to a prepaid variable forward contract entered into by the Reporting Person on August 10, 2011 (the “August 10, 2011 Forward Contract”) and are pledged as collateral to secure the Reporting Person’s obligations under such contract.

(4)	5,999,990 Common Shares owned by the Reporting Person are subject to a prepaid variable forward contract entered into by the Reporting Person on August 10, 2011 (the “August 19, 2011 Forward Contract”) and are pledged as collateral to secure the Reporting Person’s obligations under such contract.

(5)	9,200,000 Common Shares owned by the Reporting Person are subject to a prepaid variable forward contract entered into by the Reporting Person on December 6, 2011 (the “December 2011 Forward Contract”) and are pledged as collateral to secure the Reporting Person’s obligations under such contract.

(6)	Does not include approximately 8,120 Common Shares held on behalf of Karen Pulte, the Reporting Person’s wife, in the PulteGroup, Inc. 401(k) plan as of April 25, 2012, shares to which the Reporting Person disclaims beneficial ownership.

(7)	Based on the 382,780,762 Common Shares reported as being outstanding as of April 20, 2012, by PHM in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

(b) The Reporting Person has sole voting power over the 36,717,811 Common Shares reported above as beneficially owned by him. He has sole dispositive power with respect to 14,517,821 Common Shares and shared dispositive power with respect to 22,199,990 Common Shares.

(c) Except for the transactions described under Item 4 above, no other transactions in PHM’s Common Shares were effected by the Reporting Person during the past 60 days.

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CUSIP No. 745867101

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person; except that, pursuant to the terms of the August 10, 2011 Forward Contract, the August 19, 2011 Forward Contract and the December 2011 Forward Contract, the applicable buyer has the right to receive any excess dividends or extraordinary dividends that may be paid by PHM with respect to the 22,199,990 Common Shares subject to such contracts.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

115,427 Common Shares are held on behalf of the Reporting Person in the PulteGroup, Inc. 401(k) Plan.

5,000,000 Common Shares are pledged as security for loans or guarantees of the Reporting Person.

7,000,000 Common Shares are covered by the August 10, 2011 Forward Contract. The August 10, 2011 Forward Contract obligates the Reporting Person to deliver to the buyer up to 7,000,000 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on the market price of the Common Shares at that time) ratably over a seven-day period consisting of August 12, 13, 14, 15, 16, 19 and 20, 2013 (each an “8/10 Maturity Date”). In exchange for assuming this obligation, the Reporting Person received a cash payment of $28,736,045.80. The Reporting Person pledged 7,000,000 Common Shares to secure his obligations under the August 10, 2011 Forward Contract, and retained voting rights during the term of the pledge. The contract provides that the number of Common Shares to be delivered to the buyer with respect to each 8/10 Maturity Date is to be determined as follows (a) if the closing price of a Common Share on such 8/10 Maturity Date (the “8/10 Settlement Price”) is less than or equal to $5.2162, the Reporting Person will deliver to the buyer 1,000,000 Common Shares (i.e., the ratable portion of the pledged shares to be delivered with respect to each 8/10 Maturity Date); (b) if the 8/10 Settlement Price is greater than $5.2162 and less than or equal to $7.8243, the Reporting Person will deliver to the buyer 1,000,000 Common Shares multiplied by a fraction, the numerator of which is $5.2162 and the denominator of which is the 8/10 Settlement Price; and (c) if the 8/10 Settlement Price is greater than the $7.8243, the Reporting Person will deliver to the buyer the number of Common Shares equal to 1,000,000 multiplied by a fraction, the numerator of which is $5.2162 plus the excess of the 8/10 Settlement Price over $7.8243, and the denominator of which is the 8/10 Settlement Price.

5,999,990 Common Shares are covered by the August 19, 2011 Forward Contract. The August 19, 2011 Forward Contract obligates the Reporting Person to deliver to the buyer up to 5,999,990 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on the market price of the Common Shares at that time) ratably over a six-day period consisting of January 11, 14, 15, 16, 17 and 18, 2013 (each, an “8/19 Maturity Date”). In exchange for assuming this obligation, the Reporting Person received a cash payment of $19,751,106.08. The Reporting Person pledged 5,999,990 Common Shares to secure his

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CUSIP No. 745867101

obligations under the August 19, 2011 Forward Contract, and retained voting rights during the term of the pledge. The contract provides that the number of Common Shares to be delivered to the buyer with respect to each 8/19 Maturity Date is to be determined as follows: (a) if the closing price of a Common Share on such 8/19 Maturity Date (the “8/19 Settlement Price”) is less than or equal to $4.1407, the Reporting Person will deliver to the buyer the ratable portion of the pledged shares to be delivered with respect to each 8/19 Maturity Date (each ratable portion, the “Number of Shares”). The Number of Shares shall be (i) 999,998 on each of January 11, 14, 15 and 16, 2013 and (ii) 999,999 on each of January 17 and 18, 2013; (b) if the 8/19 Settlement Price is greater than $4.1407 and less than or equal to $6.211, the Reporting Person will deliver to the buyer a number of Common Shares equal to the applicable Number of Shares multiplied by a fraction, the numerator of which is $4.1407 and the denominator of which is the 8/19 Settlement Price; and (c) if the 8/19 Settlement Price is greater than the $6.211, the Reporting Person will deliver to the buyer a number of Common Shares equal to the Number of Shares multiplied by a fraction, the numerator of which is $4.1407 plus the excess of the 8/19 Settlement Price over the $6.211, and the denominator of which is the 8/19 Settlement Price.

9,200,000 Common Shares are covered by the December 2011 Forward Contract. The December 2011 Forward Contract obligates the Reporting Person to deliver to the buyer up to 1,840,000 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on the market price of the Common Shares at that time) on each of January 4, 7, 8, 9 and 10, 2013 (each, a “12/2011 Maturity Date”). In exchange for assuming this obligation, the Reporting Person received a cash payment of $49,117,226.80. The Reporting Person pledged 9,200,000 Common Shares to secure his obligations under the December 2011 Forward Contract, and retained voting and certain dividend rights in the pledged shares during the term of the pledge. The December 2011 Forward Contract provides that the number of Common Shares to be delivered to the buyer with respect to each 12/2011 Maturity Date is to be determined as follows: (a) if the closing price of a Common Shares on such 12/2011 Maturity Date (the “12/2011 Settlement Price”) is less than or equal to $6.43, the Reporting Person will deliver to the buyer 1,840,000 Common Shares; (b) if the 12/2011 Settlement Price is between the $6.43 and $9.645, the Reporting Person will deliver to the buyer a number of Common Shares equal to 1,840,000 multiplied by a fraction, the numerator of which is the $6.43 and the denominator of which is the 12/2011 Settlement Price; and (c) if the 12/2011 Settlement Price is greater than $9.645, the Reporting Person will deliver to the buyer the number of Common Shares equal to 1,840,000 multiplied by a fraction, the numerator of which is the $6.43 plus the excess of the 12/2011 Settlement Price over $9.645, and the denominator of which is the 12/2011 Settlement Price.

Item 7. Material to be Filed as Exhibits

1.	PulteGroup, Inc. 401(k) Plan (Incorporated by reference to Exhibit 4.3 of PHM’s Registration Statement on Form S-8, No. 333-115570).

2.	Power of Attorney of William J. Pulte, dated December 5, 2011 (Incorporated by reference to Exhibit 2 of the Reporting Person’s Amendment No. 9 to Schedule 13D filed December 15, 2011).

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CUSIP No. 745867101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM J. PULTE

Dated: May 3, 2012	/s/ Jeffrey K. Eckles
Jeffrey K. Eckles, as Attorney-in-Fact

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